

Mail Stop 3561

July 6, 2017

Mr. Yidan Liu
Chief Executive and Chief Financial Officer
A&C United Agriculture Developing Inc.
Oak Brook Pointe
Suite 500
Oak Brook, IL 60523

  Re: **A&C United Agriculture Developing Inc.**
    Form 10-K for the Year Ended September 30, 2016
    Filed February 7, 2017
    Form 10-Q for the Period Ended March 31, 2017
    File No. 333-179082

Dear Mr. Liu:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2016

Item 9A. Controls and Procedures, page 13

1. We note that Management's Report on Internal Control over Financial Reporting does not include a paragraph discussing the exemption to include the attestation report of your independent auditor. Please note that until you are required to include an attestation report from your auditor regarding internal controls over financial reporting in your Form 10-K, Management's Report on Internal Control over Financial Reporting should include the following statement: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please amend your Form 10-K accordingly. See Item 308T of Regulation S-K.

2.   Please tell us and revise to disclose whether you used the 1992 or 2013 COSO framework in your assessment.

3.   It is unclear why disclosure controls and procedures were effective, while internal controls over financial reporting were not. In SEC Release 33-8238, the Commission recognizes that there is substantial overlap between internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP). For example, DCP often includes those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please amend to state that DCPs were ineffective or explain in greater detail how you determined that the material weaknesses in ICFR was not one of the components of ICFR that is also included in DCPs. Furthermore, please address why your conclusion for DCPs is ineffective in the Form 10-Q for the period ended March 31, 2017.

Form 10-Q for the Period Ended March 31, 2017

4.   Please provide disclosures in future quarterly reports pursuant to ASC 205-40-50, which is effective for annual periods ending after 12/15/2016 and for interim periods within annual periods beginning after 12/15/2016. In your response, please provide us with your proposed disclosure.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure